SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)

Deep Down Inc.
.....................................................................
 (Name of Issuer)

Common Stock
.....................................................................
 (Title of Class of Securities)

24372A305
.....................................................................
 (CUSIP Number)

12/23/2015
.....................................................................
Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  24372A305
(1)Names of reporting persons. Jamaka Captial Management LLC

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only

(4) Citizenship or place of organization Texas, U.S.A.
Number of shares beneficially owned by each reporting person with:

(5)Sole voting power  1,484,091

(6)Shared voting power

(7)Sole dispositive power  1,484,091

(8)Shared dispositive power

(9)Aggregate amount beneficially owned by each reporting person
1,484,091

(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)Percent of class represented by amount in Row 9  9.9%

(12)Type of reporting person (see instructions)  HC


CUSIP No.
(1)Names of reporting persons.  Jamaka Captial Management LP

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)
(3) SEC use only

(4) Citizenship or place of organization Texas, U.S.A.

Number of shares beneficially owned by each reporting person with:

(5)Sole voting power 1,484,091

(6)Shared voting power

(7)Sole dispositive power 1,484,091

(8)Shared dispositive power

(9)Aggregate amount beneficially owned by each reporting person
1,484,091

(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)Percent of class represented by amount in Row 9 9.9%

(12)Type of reporting person (see instructions)  PN


Item 1.
Item 1(a) Name of issuer:  See cover page
Item 1(b) Address of issuer's principal executive offices:  8827
West Sam Houston Parkway North, Suite 100, Houston, TX 77040


Item 2.
2(a) Name of person filing:  See cover page
2(b) Address or principal business office or, if none, residence:
5430 LBJ Freeway, Suite 1480, Dallas, TX 75240
2(c) Citizenship:  Texas
2(d) Title of class of securities: See cover page
2(e) CUSIP No.: See cover page


Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)
or (c), check
whether the person filing is a:
a.	[ ] Broker or dealer registered under Section 15 of the Act;
b.	[ ] Bank as defined in Section 3(a)(6) of the Act;
c.	[ ] Insurance company as defined in Section 3(a)(19) of the
Act;
d.	[ ] Investment company registered under Section 8 of the
Investment Company Act of 1940;
e.	[ ] An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);
f.	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	[ ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940;
j.	[ ] A non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J);
k.	[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____



Item 4. Ownership

Provide the following information regarding the aggregate number and percentage
of the class of securities of the issuer identified in Item 1.
a.	Amount beneficially owned: See cover page
b.	Percent of class  See cover page
c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote  See cover page
ii.	Shared power to vote or to direct the vote
iii.	Sole power to dispose or to direct the disposition of  See
cover page
iv.	Shared power to dispose or to direct the disposition of

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable



Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.

Not applicable



Item 8. Identification and Classification of Members of the Group

Not applicable



Item 9. Notice of Dissolution of Group

Not applicable



Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 4, 2015


/s/  David J. Douglas


Sole Member